SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 001-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on January 20, 2016

II.
English translation of a Notice Regarding Making Daihatsu Motor Co., Ltd. a Wholly-Owned Subsidiary of Toyota Motor Corporation through a Share Exchange, as filed by the registrant with the Tokyo Stock Exchange on January 29, 2016

III.	English translation of the Share Exchange Agreement, which was entered into between Toyota Motor Corporation and Daihatsu Motor Co., Ltd. on January 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yasushi Kyoda
	Name:	Yasushi Kyoda
	Title:	General Manager of Accounting Division

Date: January 29, 2016